[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

April 7, 2015

VIA EDGAR

Ms. Lisa M. Kohl

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Preliminary Proxy Statement on Schedule 14A

Filed March 20, 2015

File No. 00 1-34572

Dear Ms. Kohl:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated March 27, 2015 (the “Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on March 20, 2015.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

If additional matters are presented at the 2015 Annual Meeting, page 3

1.	We note the disclosure that, if for any reason any of your nominees is not available as a candidate for trustee, that proxies may be voted for the election of a substitute nominee designated by the Board. Please conform this to the standard set forth in Rule 14a-4(c)(5).

RESPONSE: The Trust acknowledges the comment and has revised the disclosure to read as follows:

“If any nominee becomes unable or for good cause unwilling to serve, the Board may recommend a substitute nominee. The shares represented by all validly submitted proxies may be voted in favor of the election of such substitute nominee.”

Voting Mechanics of Certain Proxies, page 3.

2.	We noticed the disclosure that the proxy holders will vote in their discretion “on any other matter that may properly come before the 2015 Annual Meeting.” Advise us, with a view toward revised disclosure, of the authority upon which the registrant would rely to vote upon a proposal to adjourn the meeting for the purpose of soliciting additional proxies.

RESPONSE: The Trust acknowledges the comment and the Staff’s position relating to the adjournment of meetings to solicit additional votes in support of management proposals. The Trust confirms that it does not plan to adjourn the meeting in order to solicit additional votes. If the Trust decides otherwise, a proposal to approve adjournment for such purposes will be included in the proxy statement and on the proxy card. The Trust has revised the disclosure to confirm that it may exercise discretionary authority only on those matters for which such action is permitted by Rule 14a-4(c).

Nominees for Trustee, page 15.

3.	We noticed the belief that each nominee will be able to serve if elected. Please advise us, with a view toward revised disclosure, whether or not the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

RESPONSE: The Trust notes that all nominees for election currently serve on the Board. The Trust has revised the disclosure to confirm that each nominee has advised of his willingness to be named as a nominee in the proxy statement and to continue serving on the Board if re-elected at the 2015 Annual Meeting.

4.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

RESPONSE: The Trust confirms that, based on the questionnaires completed by each of them, none of the participants, comprising the Trust’s seven Board members and other executive officers, has been convicted in a criminal proceeding within the past 10 years.

Proposal 3 – Non-Binding Advisory Vote to Approve Executive Compensation, page 40.

5.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

RESPONSE: The Trust acknowledges the comment and has revised the disclosure to read as follows:

“As required by the Dodd-Frank Act we are asking shareholders to approve on an advisory basis, our executive compensation programs as described in this proxy statement in the Compensation Discussion and Analysis section, the tabular disclosures regarding such compensation and the accompanying narrative disclosure. At least once every six years, we are required by the Dodd-Frank Act to provide shareholders with an opportunity to cast a non-binding, advisory vote on the frequency of future advisory votes on executive compensation. At the 2016 Annual Meeting, we will again ask shareholders to approve on an advisory basis our executive compensation programs; and at the 2017 Annual Meeting, we will again ask shareholders to advise the Trust of their preferences as to the frequency of future advisory votes on executive compensation.

“As discussed below, the Board recommends that you vote to approve the proposed resolution.”

Form of Proxy Card

6.	Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

RESPONSE: The Trust acknowledges the comment and has added the following disclosure in red type to the form of proxy card included in the revised Preliminary Proxy filed herewith:

“PRELIMINARY PROXY CARD, DATED APRIL 7, 2015, SUBJECT TO COMPLETION”

7.	We noticed the disclosure indicating that the proxy materials will be available at a dedicated website. Please advise us whether you are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling your obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, summarize for us how compliance with Rule 14a-16 was effectuated.

RESPONSE: Please be advised that the Trust will be following the full set delivery option set forth in Rule 14a-16(n) in disseminating its proxy materials in connection with the 2015 Annual Meeting.

8.	Please confirm that the next submission will include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

RESPONSE: The Trust hereby advises the Staff that it anticipates releasing the definitive proxy statement to shareholders on or about April 20, 2015.

*    *    *

On behalf of the Trust, I hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (410) 972-4144 or by e-mail at gwootten@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Graham J. Wootten
Graham J. Wootten
Senior Vice President,
Chief Accounting Officer and Secretary
Chesapeake Lodging Trust

cc:	James L. Francis

Douglas W. Vicari

Chesapeake Lodging Trust

Kevin L. Vold

Polsinelli PC